FORM 27

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Paramount Energy Trust

500, 630 – 4th Avenue SW

Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:

March 15, 2006

ITEM 3 News Release:

A news release was issued on March 15, 2006.

Item 4 Summary of Material Change:

Calgary, AB – March 15, 2006 Paramount Energy Trust ("Paramount") (TSX:PMT.UN) (TSX:PMT.DB) (TSX:PMT.DB.A) has announced today that it has entered into an agreement to sell to a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc. and including Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Blackmont Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd. and Peters & Co. Limited on a bought deal basis $100 million aggregate principal amount of 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "Debentures"). The Debentures will bear interest at a rate of 6.25% per annum, payable in cash or trust units (subject to regulatory approval), and will be convertible at anytime up to maturity at the option of the holder into trust units of Paramount at a conversion rate of 42.0168 trust units per $1,000 principal amount of Debentures, which is equal to a conversion price of approximately $23.80 per trust unit. The offering is expected to close on or about April 6, 2006.

Item 5 Full Description of Material Change:

Paramount Energy Trust has announced today that it has entered into an agreement to sell to a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc. and including Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Blackmont Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd. and Peters & Co. Limited on a bought deal basis $100 million aggregate principal amount of 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "Debentures"). The Debentures will bear interest at a rate of 6.25% per annum, payable in cash or trust units (subject to regulatory approval), and will be convertible at anytime up to maturity at the option of the holder into trust units of Paramount at a conversion rate of 42.0168 trust units per $1,000 principal amount of Debentures, which is equal to a conversion price of approximately $23.80 per trust unit. The offering is expected to close on or about April 6, 2006.

In light of this offering and the regulatory restrictions related to disclosures during the period surrounding the distribution of securities, Paramount Energy Trust will not be holding its conference call and webcast scheduled for 2:30 p.m. Mountain Time today. The Trust's press release of its year-end reserves and unaudited financial results can be found at www.paramountenergy.com.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ITEM 6 Filing on a Confidential Basis:

Not applicable

ITEM 7 Omitted Information:

None

ITEM 8 Senior Officers:

Susan L. Riddell Rose, President and Chief Executive Officer

Gary C. Jackson, Land, Legal and Acquisitions

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 15 day of March 2006.

PARAMOUNT ENERGY TRUST

“Signed”

Cameron R. Sebastian,

Vice President, Finance and Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A

STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR

THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH

IT IS MADE, IS A MISREPRESENTATION.